10 May 2011

SCHEME OF ARRANGEMENT

NOTICE OF SHAREHOLDER MEETINGS

Allied Gold Limited (**Allied**) announced on 4 May 2011 that the Supreme Court of Queensland, Australia had made orders for the convening of two separate meetings of the shareholders and optionholders of Allied (**Scheme Meetings**) to vote on two cross-conditional schemes of arrangement (**Schemes**).

Allied also announced that the relevant scheme booklets, notices of Scheme Meetings and instructions on how to vote (together the **Scheme Documents**) would be posted to Allied shareholders, optionholders and DI holders on Friday 6 May 2011.

The Scheme Documents were posted on 6 May 2011 as anticipated, save for the notice of share scheme meeting, which was omitted as the result of a duplication of the notice of option scheme meeting.

The notice of share scheme meeting was therefore been posted to Allied shareholders, optionholders and DI holders late yesterday, with optionholders also being posted an updated notice of option scheme meeting.

The following documents will be made available for download on the Company's website, www.alliedgold.com.au:

1. the scheme booklet, as sent to the Allied shareholders, optionholders and DI holders on 6 May 2011;
2. the letter sent to the Allied shareholders and DI holders on 9 May 2011 attaching the notice of share scheme meeting;
3. the letter sent to the Allied optionholders on 9 May 2011 attaching the notice of share scheme meeting and updated notice of option scheme meeting; and
4. the updated scheme booklet containing the notice of share scheme meeting and updated notice of option scheme meeting.

For further information please contact:

Allied Gold

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7736 8400

ALLIED GOLD LIMITED
ACN 104855067

9 May 2011

Dear Shareholder/ DI Holder

Notice of Share Scheme Meeting

Please find **enclosed** formal notice of the share scheme meeting which is referred to in paragraph 3.2 of the Scheme Booklet that was posted to Allied Gold Limited shareholders, optionholders and DI Holders on 6 May 2011.

The enclosed notice of share scheme meeting for shareholders is the correct Annexure F to the Scheme Booklet (which was omitted from the Scheme Booklet as the result of a duplication of the notice of meeting of optionholders in Annexure F).

The scheme booklet containing the notice of share scheme meeting for shareholders is available for download on the Company's website, www.alliedgold.com.au.

For further information, contact:

Allied Gold Limited

Australia - Simon Jemison	Investor Relations & Media	+ 61 0418 853 922
Canada - Rebecca Greco	Investor Relations, North America	+1 416 839 8610
London - David Simonson	C/. Merlin PR	+44 20 7726 8400

Beaumont Cornish Limited (the Company's nominated adviser)

Roland Cornish

T: +44 (0) 20 7628 3396

Yours sincerely

The Board of Directors

Allied Gold Limited

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au

Notice of Share Scheme Meeting

ALLIED GOLD LIMITED
ACN 104 855 067
Notice of share scheme meeting

By an Order of the Supreme Court of Queensland made on 4 May 2011 pursuant to section 411(1) of the Corporations Act 2001 (Cth) ("Corporations Act") a meeting of the holders of ordinary shares in Allied Gold Limited (ACN 104 855 067) ("Allied Gold") will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.30am (or as soon after that time as the Option Scheme Meeting concludes or is adjourned).

BUSINESS OF THE MEETING

Purpose of the meeting

The purpose of the meeting is to consider, and if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Allied Gold Limited and its shareholders ("Share Scheme").

To enable you to make an informed voting decision, further information on the Share Scheme is set out in the Scheme Booklet. A copy of the Share Scheme is set out in Annexure D of the Scheme Booklet and its purpose and effect are discussed throughout that document.

Resolution

To consider, and if thought fit, to pass the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:

> "That pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between Allied Gold Limited and its shareholders, as contained in and more particularly described in the Scheme Booklet, is agreed to and the Board of Directors of Allied Gold Limited is authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Share Scheme by the Court, to implement the Share Scheme with any such alterations and conditions."

In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved by the Requisite Majority, Allied Gold Limited intends to apply to the Court for approval of the Share Scheme.

By order of the Board of

Allied Gold Limited

Peter Torre

Company Secretary

EXPLANATORY NOTES

These notes should be read in conjunction with this Notice of Share Scheme Meeting.

Terminology

Capitalised terms which are defined in the constitution of Allied Gold Limited or in the Scheme Booklet have the same meaning when used in this notice (including these notes) unless the context otherwise requires.

Quorum

The constitution of Allied Gold Limited provides that the quorum for a meeting of Allied Gold Limited is two members (in person or by proxy).

Chairperson

The Court has directed that Frank Terranova act as Chairperson of the Share Scheme Meeting or, failing him, Peter Torre and, in the absence of either, the share scheme meeting shall elect some other person as Chairperson.

Majority required

In accordance with section 411(4)(a)(ii) of the Corporations Act, the Resolution contained in this Notice of Share Scheme Meeting must be passed by:

(a) a majority in number of the shareholders in the company present and voting (either in person or by proxy) at the Share Scheme Meeting; and

(b) at least 75% of the votes cast on the Resolution contained in this Notice of Share Scheme Meeting.

The vote will be conducted by poll.

Entitlement to vote

The Court has ordered that, for the purposes of the Share Scheme Meeting, Allied Gold Limited Shares will be taken to be held by the persons who are registered as members at 10:30am (Australian Eastern Standard Time) on 4 June 2011. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Share Scheme Meeting.

Voting at the Share Scheme Meeting

You may vote:

- by attending the Share Scheme Meeting and voting in person; or
- by appointing an attorney to attend and vote on your behalf or, in the case of corporate shareholders, a corporate representative to attend the Share Scheme Meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on your behalf in your place, using the proxy form previously provided to you.

Shareholders or their attorneys who plan to attend the Share Scheme Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that shareholdings may be checked against the Register and attendances noted.

Jointly held securities

If the shares are jointly held, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held shares, only the vote of the shareholder whose name appears first in the Register will be counted.

Proxies

A member entitled to attend and vote at the Share Scheme Meeting is entitled to appoint a proxy. A member entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the member's votes. If a member appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be a member of Allied Gold Limited.

If a member appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (the **Act**); and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the Share Scheme Meeting.

If such evidence is not received prior to the commencement of the Share Scheme Meeting, then the body corporate proxy (through its representative) will not be permitted to act as the member's proxy.

The Chairperson intends to vote undirected proxies in favour of all resolutions. Allied Gold Limited encourages all shareholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case Allied Gold Limited will require written proof of the representative's appointment which must be lodged with or presented to Allied Gold Limited before the Share Scheme Meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold Limited's share registry, Computershare Investor Services Pty Ltd no later than 10:30am (Australian Eastern Standard Time) on 4 June 2011. You can lodge your completed proxy form, letter of representation or power of attorney:

In person to:	**By mail to:**	**By facsimile to:**
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry		
Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775
UK Registry		
	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.

ALLIED GOLD LIMITED
ACN 104855067

9 May 2011

Dear Optionholders

Notice of Share Scheme Meeting

Please find **enclosed** formal notice of the share scheme meeting which is referred to in paragraph 3.2 of the Scheme Booklet that was posted to Allied Gold Limited shareholders, optionholders and DI Holders on 6 May 2011.

The enclosed notice of share scheme meeting for shareholders is the correct Annexure F to the Scheme Booklet (which was omitted from the Scheme Booklet as the result of a duplication of the notice of meeting of optionholders in Annexure F).

The scheme booklet containing the notice of share scheme meeting for shareholders is available for download on the Company's website, www.alliedgold.com.au.

Notice of Option Scheme Meeting

Also **enclosed** is an updated notice of the option scheme meeting.

For further information, contact:

Allied Gold Limited

Australia - Simon Jemison	Investor Relations & Media	+ 61 0418 853 922
Canada - Rebecca Greco	Investor Relations, North America	+1 416 839 8610
London - David Simonson	C/. Merlin PR	+44 20 7726 8400

Beaumont Cornish Limited (the Company's nominated adviser)

Roland Cornish

T: +44 (0) 20 7628 3396

Yours sincerely

The Board of Directors

Allied Gold Limited

Notice of Share Scheme Meeting

ALLIED GOLD LIMITED
ACN 104 855 067
Notice of share scheme meeting

By an Order of the Supreme Court of Queensland made on 4 May 2011 pursuant to section 411(1) of the Corporations Act 2001 (Cth) ("Corporations Act") a meeting of the holders of ordinary shares in Allied Gold Limited (ACN 104 855 067) ("Allied Gold") will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.30am (or as soon after that time as the Option Scheme Meeting concludes or is adjourned).

BUSINESS OF THE MEETING

Purpose of the meeting

The purpose of the meeting is to consider, and if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Allied Gold Limited and its shareholders ("Share Scheme").

To enable you to make an informed voting decision, further information on the Share Scheme is set out in the Scheme Booklet. A copy of the Share Scheme is set out in Annexure D of the Scheme Booklet and its purpose and effect are discussed throughout that document.

Resolution

To consider, and if thought fit, to pass the following resolution in accordance with section 411(4)(a)(ii) of the Corporations Act:

> "That pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between Allied Gold Limited and its shareholders, as contained in and more particularly described in the Scheme Booklet, is agreed to and the Board of Directors of Allied Gold Limited is authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Share Scheme by the Court, to implement the Share Scheme with any such alterations and conditions."

In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved by the Requisite Majority, Allied Gold Limited intends to apply to the Court for approval of the Share Scheme.

By order of the Board of

Allied Gold Limited

Peter Torre

Company Secretary

EXPLANATORY NOTES

These notes should be read in conjunction with this Notice of Share Scheme Meeting.

Terminology

Capitalised terms which are defined in the constitution of Allied Gold Limited or in the Scheme Booklet have the same meaning when used in this notice (including these notes) unless the context otherwise requires.

Quorum

The constitution of Allied Gold Limited provides that the quorum for a meeting of Allied Gold Limited is two members (in person or by proxy).

Chairperson

The Court has directed that Frank Terranova act as Chairperson of the Share Scheme Meeting or, failing him, Peter Torre and, in the absence of either, the share scheme meeting shall elect some other person as Chairperson.

Majority required

In accordance with section 411(4)(a)(ii) of the Corporations Act, the Resolution contained in this Notice of Share Scheme Meeting must be passed by:

(a) a majority in number of the shareholders in the company present and voting (either in person or by proxy) at the Share Scheme Meeting; and

(b) at least 75% of the votes cast on the Resolution contained in this Notice of Share Scheme Meeting.

The vote will be conducted by poll.

Entitlement to vote

The Court has ordered that, for the purposes of the Share Scheme Meeting, Allied Gold Limited Shares will be taken to be held by the persons who are registered as members at 10:30am (Australian Eastern Standard Time) on 4 June 2011. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Share Scheme Meeting.

Voting at the Share Scheme Meeting

You may vote:

- by attending the Share Scheme Meeting and voting in person; or
- by appointing an attorney to attend and vote on your behalf or, in the case of corporate shareholders, a corporate representative to attend the Share Scheme Meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on your behalf in your place, using the proxy form previously sent to you.

Shareholders or their attorneys who plan to attend the Share Scheme Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that shareholdings may be checked against the Register and attendances noted.

Jointly held securities

If the shares are jointly held, only one of the joint shareholders is entitled to vote. If more than one shareholder votes in respect of jointly held shares, only the vote of the shareholder whose name appears first in the Register will be counted.

Proxies

A member entitled to attend and vote at the Share Scheme Meeting is entitled to appoint a proxy. A member entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of

the member's votes. If a member appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be a member of Allied Gold Limited.

If a member appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (the **Act**); and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the Share Scheme Meeting.

If such evidence is not received prior to the commencement of the Share Scheme Meeting, then the body corporate proxy (through its representative) will not be permitted to act as the member's proxy.

The Chairperson intends to vote undirected proxies in favour of all resolutions. Allied Gold Limited encourages all shareholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case Allied Gold Limited will require written proof of the representative's appointment which must be lodged with or presented to Allied Gold Limited before the Share Scheme Meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold Limited's share registry, Computershare Investor Services Pty Ltd no later than 10:30am (Australian Eastern Standard Time) on 4 June 2011. You can lodge your completed proxy form, letter of representation or power of attorney:

In person to:	**By mail to:**	**By facsimile to:**
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

Canadian Registry		
Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775
UK Registry		
	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.

ALLIED GOLD LIMITED ACN 104 855 067

Notice of option scheme meeting

By an Order of the Supreme Court of Queensland made on 4 May 2011 pursuant to section 411(1) of the Corporations Act 2001 (Cth) ("Corporations Act") a meeting of the holders of unlisted Options to acquire ordinary shares in Allied Gold Limited (ACN 104 855 067) ("Allied Gold Limited") will be held at The Hilton Brisbane Hotel, 190 Elizabeth Street, Brisbane, Queensland, Australia on 6 June 2011 at 10.00am.

BUSINESS OF THE MEETING

Purpose of the meeting

The purpose of the meeting is to consider, and if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Allied Gold Limited and the holders of unlisted options referred to above ("Option Scheme").

To enable you to make an informed voting decision, further information on the Option Scheme is set out in the Option Explanatory Statement and Scheme Booklet. A copy of the Option Scheme is set out in Appendix C of the Option Explanatory Statement and its purpose and effect are discussed throughout that document.

Resolution

To consider, and if thought fit, to pass the following resolution in accordance with section 411(4)(a)(i) of the Corporations Act:

> "That pursuant to and in accordance with section 411 of the Corporations Act, the arrangement proposed between Allied Gold Limited and the holders of its unlisted options, as contained in and more particularly described in the Option Explanatory Statement and Scheme Booklet, is agreed to and the Board of Directors of Allied Gold Limited are authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Option Scheme by the Court, to implement the Option Scheme with any such alterations and conditions."

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved by the Requisite Majority, Allied Gold Limited intends to apply to the Court for approval of the Option Scheme.

By order of the Board of

Allied Gold Limited

Peter Torre

Company Secretary

EXPLANATORY NOTES

These notes should be read in conjunction with this Notice of Option Scheme Meeting.
Terminology

Capitalised terms which are defined in the constitution of Allied Gold Limited or in the Option Explanatory Statement and the Scheme Booklet have the same meaning when used in this notice (including these notes) unless the context otherwise requires.

Quorum

The constitution of Allied Gold Limited provides that the quorum for a meeting of Allied Gold Limited is two members (in person or by proxy).

Chairperson

The Court has directed that Frank Terranova act as Chairperson of the Option Scheme Meeting or, failing him, Peter Torre and, in the absence of either, the option scheme meeting shall elect some other person as Chairperson.

Majority required

In accordance with section 411(4)(a)(i) of the Corporations Act, the Resolution contained in this Notice of Option Scheme Meeting must be passed by:

- a majority in number of Allied Gold Limited Optionholders in the company present and voting (either in person or by proxy) at the Option Scheme Meeting; and
- at least 75% of the total amount of debts and claims of the Allied Gold Limited Optionholders present and voting (either in person or by proxy).

The vote will be conducted by poll.

Entitlement to vote

The Court has ordered that, for the purposes of the Option Scheme Meeting, Allied Gold Limited Options will be taken to be held by the persons who are registered as holders at 10:30am (Australia Eastern Standard Time) on 4 June 2011. Accordingly, registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Option Scheme Meeting.

Voting at the meeting

You may vote:

- by attending the meeting and voting in person; or
- by appointing an attorney to attend and vote on your behalf or, in the case of corporate Optionholders, a corporate representative to attend the meeting and vote on its behalf; or
- by appointing a proxy to attend and vote on your behalf in your place, using the proxy form previously provided to you.

Optionholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that optionholdings may be checked against the Register and attendances noted.

Jointly held securities

If the options are jointly held, only one of the joint optionholders is entitled to vote. If more than one optionholder votes in respect of jointly held options, only the vote of the optionholder whose name appears first in the Register will be counted.

Proxies

An optionholder entitled to attend and vote at the Option Scheme Meeting is entitled to appoint a proxy. An optionholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of the optionholder's votes. If an optionholder appoints two proxies, neither proxy may vote on a show of hands. A proxy need not be an optionholder of Allied Gold Limited.

If an optionholder appoints a body corporate as a proxy, that body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at the Option Scheme Meeting, in accordance with section 250D of the Corporations Act; and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the Option Scheme Meeting.

If such evidence is not received prior to the commencement of the meeting, then the body corporate proxy (through its representative) will not be permitted to act as the optionholder's proxy.

The Chairperson intends to vote undirected proxies in favour of all resolutions. Allied Gold Limited encourages all optionholders who submit proxies to direct their proxy how to vote on each resolution.

Corporate representatives

A corporation may elect to appoint a representative in accordance with the Act in which case Allied Gold Limited will require written proof of the representative's appointment which must be lodged with or presented to Allied Gold Limited before the Option Scheme Meeting.

Lodging your proxy form

To be effective, completed and signed proxy form (together with any power of attorney or other authority under which the appointment was signed or a certified copy of the authority) must be returned to Allied Gold Limited's share registry, Computershare Investor Services Pty Ltd no later than 10.30am (Australian Eastern Standard Time) on 4 June 2011. You can lodge your completed proxy form, letter of representation or power of attorney:

In person to:	By mail to:	By facsimile to:
Australian Registry		
Computershare Investor Services Pty Limited Level 2 45 St Georges Terrace PERTH WA 6000 AUSTRALIA	Computershare Investor Services Pty Limited GPO Box 242 MELBOURNE VIC 3001 AUSTRALIA	(within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555

By online proxy, log on to Allied Gold Share Registry's online voting website at www.investorvote.com.au and use the Control number found on the Proxy form.

In person to:	By mail to:	By facsimile to:
Canadian Registry		
Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	Computershare Investor Services Inc. 100 University Avenue TORONTO ONTARIO M5J 2Y1 CANADA	+ 1 866 249 7775
UK Registry		
	Computershare Investor Services PLC The Pavilions Bridgwater Road BRISTOL BS99 6ZY UNITED KINGDOM	+44 970 703 6109

Note: Proxy Forms may not be returned by email.